

January 3, 2012

<u>Via E-Mail</u>
Mr. Efstratios Desypris
Chief Financial Officer
Navios Maritime Partners L.P.
85 Akti Miaouli Street
Piraeus, Greece 185 38

   Re: **Navios Maritime Partners L.P.**
      Form 20-F for the year ended December 31, 2010
      Filed March 1, 2011
      Response Letter dated December 22, 2011
      File No. 001-33811

Dear Mr. Desypris:

  We have reviewed your response letter dated December 22, 2011 and have the following comment.

  Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies
Impairment of Long-lived Assets, page 71

1. We note from your response to our prior comment two that you will revise the Critical Accounting Policies section in MD&A in future filings to disclose the aggregate number of vessels that you own and operate and the aggregate carrying value of those vessels, including any associated value of the related time charters. We continue to believe that it would be beneficial to investors to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value at the balance

sheet date. Also, please identify within this table those vessels whose estimated market values are less than their carrying values. Please consider revising future filings accordingly.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief